SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                           (Amendment No. 4)*


                   MAUI LAND & PINEAPPLE COMPANY, INC.
                           (Name of Issuer)

                               COMMON
                    (Title of Class of Securities)

                            577345-10-1
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement:  [ ]

A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)








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CUSIP No. 577345-10-1
13G


1.    Name of Reporting Person:  FRANCES C. ORT
                                 (fka FRANCES ELIZABETH CAMERON)
      Social Security Number:  ###-##-####


2.    Check appropriate box if a member of a group*                  (a) [ ]
                                                                     (b) [X]




3.    SEC Use Only


4.    Citizenship:  UNITED STATES OF AMERICA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    Sole voting power:  7,037

6.    Shared voting power: 7,037

7.    Sole dispositive power:  7,037

8.    Shared dispositive power:  106,813


9.    Aggregate amount beneficially owned by each reporting person: 106,813


10.   Check box if aggregate amount in 9. above excludes certain shares*:[X]


11.   Percent of class represented by amount in 9. above:  5.94%


12.   Type of reporting person*:  IN










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Item 1(a)   Name of Issuer:  MAUI LAND & PINEAPPLE COMPANY, INC.


Item 1(b)   Address of Issuer's Principal Executive Offices:
            120 KANE STREET, KAHULUI, MAUI, HAWAII


Item 2(a)   Name of Person Filing:  FRANCES C. ORT
                                    (fka) FRANCES ELIZABETH CAMERON

Item 2(b)   Address of Principal Business Office or Residence:
            P. O. BOX 2, WILLOW, ALASKA   99688


Item 2(c)   Citizenship:  USA


Item 2(d)   Title of Class of Securities:  COMMON


Item 2(e)   CUSIP Number:  577345-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ]     Broker or dealer registered under Section 15 of the
                        Act;
            (b) [ ]     Bank as defined in Section 3(a)(6) of the Act;
            (c) [ ]     Insurance company as defined in Section 3(a)(19) of
                        this Act;
            (d) [ ]     Investment company registered under Section 3 of the
                        Investment Company Act;
            (e) [ ]     Investment adviser registered under Section 203 of the
                        Investment Advisers Act of 1940;
            (f) [ ]     Employee Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see 13d-
                        1(b)(1)(ii)(F);
            (g) [ ]     Parent holding company, in accordance with 13d-
                        1(b)(ii)(G); (note:  see item 7)
            (h) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H);


            Inapplicable.





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Item 4      Ownership:

            (a)   Amount beneficially owned: 106,813

            (b)   Percent of class:  5.94%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 7,037

                  (ii)  Shared power to vote or to direct the vote: 7,037

                  (iii) Sole power to dispose or to direct the disposition of:
                        7,037
                  (iv) Shared power to dispose or to direct the disposition of: 106,813

                  The undersigned is one of five trustees of the Colin C.
            Cameron Trust, which owns 51,110 of the issuer's shares. The governing instrument of the trust requires that actions by that entity be approved by a majority of its trustees. The undersigned has no ability individually to vote, dispose of or direct the voting or disposition of shares held by the trust, and the undersigned disclaims sole or shared voting or dispositive power with respect to shares of the issuer held by the trust. Shares held by the trust are not included in responses to Items 4(a), (b) and (c).

                  The undersigned is one of four general partners of the
            Cameron Family Partnership, a limited partnership that owns 99,776 of the issuer's shares. The partnership agreement requires, with certain exceptions, that partnership actions be approved by a majority of the general partners. The undersigned has no ability individually to vote or direct the vote of shares held by the partnership. The undersigned disclaims sole or shared voting power with respect to the issuer's stock held by the partnership, and the partnership's shares in the issuer are excluded from responses to Item 4(c)(ii). Although the undersigned has no ability individually to dispose, or direct the disposition, of the issuer's stock held by the partnership, and disclaims sole or shared dispositive power with respect to such stock, the undersigned may be deemed to hold shared dispositive power with respect to such stock due to provisions of the partnership agreement that require unanimous approval of the general partners in order to sell such stock. The partnership's shares in the issuer are included in responses to Items 4(a), 4(b) and 4(c)(iv).

Item 5      Ownership of five percent or less of a class:  Inapplicable.

Item 6      Ownership of more than five percent on behalf of another person:
            See Item 4.


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Item 7.     Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

            Inapplicable.

Item 8      Identification and classification of members of the group:
            Inapplicable

Item 9      Notice of dissolution of group:

            On or about April 5, 1994, the undersigned ceased to be a member of the J. Walter Cameron Family Group identified in prior filings by the undersigned.

Item 10     Certification:

            Inapplicable.



                                  SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        /s/ FRANCES C. ORT
            Signature:___________________________________

                  MAY 24, 1995
            Date:_____________________________


            Name/Title:  FRANCES C. ORT

















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